September 2, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Re:

Mr. Joe Cascarano, Staff Accountant

SKYLYFT MEDIA NETWORK, INC.

RESPONSE TO COMMENT LETTER DATED JULY 21, 2008
REGARDING FORM 10-KSB FOR THE YEAR DECEMBER 31, 2007,
FILED APRIL 11, 2008.

File No. 000-52367

Dear Mr. Cascarano,

     This letter is in response to your comment letter dated July 21, 2008 regarding certain inadequate disclosures in SKYLYFT MEDIA NETWORK, INC.’s (the ‘Company’) Form 10-KSB for the year December 31, 2007 filed on April 11, 2008.

     The required certifications by the Principal Executive Officer and Principal Financial Officer have been filed as exhibits with the Company’s Form 10-KSB/A. Also, the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B has been included.

     The Company’s management is of the opinion that its failure to perform or complete its report on internal control over financial reporting does not impact its conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as of the end of the fiscal year covered by the report. The disclosure has been revised to reflect the management’s opinion regarding its internal control over financial reporting.

In connection to responding to your comments, the Company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you require any other information or amendments to the disclosure, please contact us immediately. Thank you.

Very Truly Yours,

SKYLYFT MEDIA NETWORK, INC.

/s/ Richard Yanke

Richard Yanke, Chief Executive Officer